Sun Energy Solar, Inc.

6408 Parkland Drive, Suite 104

Sarasota, FL 34243

November 27, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sun Energy Solar, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed March 5, 2007 as amended on June 1, 2007 and July 24, 2007
File No. 333-141076

Ladies and Gentlemen:

The Company previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. The Company is requesting this withdrawal due to a change in circumstances in the Company’s business activities. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Gregory Sichenzia at (212) 930-9700.

Thank you for your assistance in this matter.

Sun Energy Solar, Inc.

By:	/s/ Carl L. Smith III
Carl L. Smith, III
Chief Executive Officer, Director and Chairman